Gregory G. Steiner

Experience

OsNovum, *CEO, Founder*

June 2020 – Present

Formed the core for OsNovum by developing the research needed to apply the current technology of SteinerBio and introducing it to the treatment of osteoporotic lesions

Steiner Biotechnology, *CEO*

Jan 2000 – Present

Steiner Biotechnology is a company dedicated to regenerative medicine. Currently our product line is focused on regeneration of skeletal defects.